FORM 4                                                     OMB APPROVAL
                                                          ---------------
                                                     OMB NUMBER     3235-028
                                                     EXPIRES:   January 31, 2005
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE....0.5

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] CHECK THIS BOX IF NO
    LONGER SUBJECT TO
    SECTION 16.  FORM 4
    OR FORM 5
    OBLIGATIONS MAY
    CONTINUE. SEE
    INSTRUCTION 1(b).


       Filed pursuant to Section 16(a) of the Securities Exchange Act of
               1934, Section 17(a) of the Public Utility
            Holding Company Act of 1935 or Section 30(h) of
                   the Investment Company Act of 1940

(Print or Type Responses)
===============================================================================
1.  Name and Address of Reporting Person*

     Hallmark Cards, Incorporated
     Hallmark Entertainment Holdings, Inc.
    -----------------------------------------------
     (Last)        (First)        (Middle)

     2501 McGee Street
    -----------------------------------------------
                   (Street)

     Kansas City         MO         64108
    -----------------------------------------------
     (City)            (State)      (Zip)

===============================================================================
2.  Issuer Name and Ticker or Trading Symbol

       Crown Media Holdings, Inc. (CRWN)

===============================================================================
3.  I.R.S. Identification  Number of Reporting
    Person, if an entity (Voluntary)

===============================================================================
4.  Statement for Month/Day/Year


        3/11/03

===============================================================================

5. If Amendment, Date of Original (Month/Day/Year)


===============================================================================

6. Relationship of Reporting Persons(s) to Issuer
             (Check all applicable)

    __Director                  X  10% Owner
    __Officer                   __ Other (specify below)
     (give title below)


===============================================================================

7.  Individual or Joint/Group Filing (CHECK APPLICABLE LINE)

      __ Form Filed by One Reporting Person

      X  Form Filed by More than One Reporting Person

===============================================================================



                       TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of  2.Transaction  2A. Deemed      3.Transaction    4.Securities Acquired        5.Amount of     6.Ownership    7.Nature of
   Security    Date             Execution     Code             (A) or Disposed            Securities      Form:          Indirect
   (Instr. 3)  (Month/Day/      Date, if any  (Instr. 8)       of (D)(Instr. 3,           Beneficially    Direct (D)     Beneficial
               Year)            (Month/Day/                    4 and 5)                   Owned           or             Ownership
                                Year)                                                     Following       Indirect(I)    (Instr. 4)
                                                                                          Reported        (Instr. 4)
                                                                                          Transaction(s)
                                                                                          (Instr. 3 and 4)
                                                                             (A)
                                                                             or
                                             Code   V         Amount         (D)     Price


Class A       3/11/03                        J(1)             13,887,169(1)  (A)(1)          53,146,649(1)      1        (2)
Common
stock,
par value
$0.01



                            TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title of      2.Conversion or          3.Transaction      3A. Deemed               4.Transaction Code   5. Number of Derivative
  Derivative      Exercise Price of        Date                 Execution             (Instr. 8)             Securities Acquired
  Security        Derivative Security     (Month/Day/Year)      Date, if any                                (A) or Disposed of (D)
  (Instr. 3)                                                    (Month/Day/Year)                              (Instr. 3, 4 and 5)
-------------    --------------------     --------------        --------------        ------------------   ----------------------



                                                                                       Code      V          (A)       (D)

Class B                                     3/11/03                                    J(1)
common stock,
par value
$0.01(3)


6.Date Exercisable and      7.Title and Amount of    8.Price of      9.Number of         10.  Ownership    11.Nature of
  Expiration Date             Underlying Securities    Derivative      derivative             Form of         Indirect
  (Month/Day/Year)            (Instr. 3 and 4)         Security        Securities             Derivative      Beneficial
                                                       (Instr. 5)      Beneficially           Security:       Ownership
   -----------------------                                             Owned Following        Direct (D)      (Instr. 4)
      Date      Expiration                                             Reported               or Indirect
   Exercisable     Date                                                Transactions           (I)(Instr. 4)
                                                                       (Instr. 4)
  ------------ ----------   ----------------------   ---------------   ------------------     --------------    ----------
                                           Amount or
                                           Number
                              Title        of Shares
                            ----------     ---------


                             Class A                                    30,670,422              I               (2)
                             common stock,
                             par value $0.01

Explanation of Responses:
(1) Pursuant to a Contribution Agreement, dated as of March 11, 2003 (the "Contribution Agreement"), by and among Hallmark
Entertainment Investments Co. ("HEIC"), Hallmark Entertainment Holdings, Inc. ("HEH"), Liberty Crown, Inc. ("Liberty"), VISN
Management Corp. ("VISN") and JP Morgan Partners (BHCA), L.P. ("JPM"), HEH, a wholly owned subsidiary of Hallmark Cards,
Incorporated, transferred 39,259,480 shares of Class A common stock of the Issuer and 30,670,422 shares of Class B comon stock of the Issuer in exchange for 39,260 shares of Class A common stock, par value $.01 per share ("HEIC Class A Common Stock"), of HEIC and 30,670 shares of Class B common stock, par value $.01 per share, of HEIC, respectively. Pursuant to the Contribution Agreement,
Liberty Crown, VISN and JPM transferred, in the aggregate, 13,887,169 shares of Class A common stock of the Issuer in exchange for
13,888 shares of HEIC Class A Common Stock.  As a result of the transactions pursuant to the Contribution Agreement, HEH owns 83.4%
of the outstanding equity interests in HEIC.  However, pursuant to General Instruction 4(b)(iv) of Form 4, the Reporting Persons are
electing to report on this Form 4 the entire amount of HEIC's interest in the Issuer.  The Reporting Persons disclaim beneficial ownership of the 13,887,169 shares of Class A common stock of the Issuer contributed to HEIC by Liberty, VISN and JPM, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, any such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2) Shares held by Hallmark Entertainment Investments Co., a majority-owned subsidiary of Hallmark Entertainment Holdings, Inc., which is a wholly-owned subsidiary of Hallmark Cards, Incorporated.

(3) Pursuant to the terms of the Issuer's Amended and Restated Certificte of Incorporation, each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder thereof, or upon certain transfers of such stock.




       HALLMARK CARDS, INCORPORATED

         /s/ Judith Whittaker                                  3/13/03
      --------------------------------                    -------------------
      Name:  Judith Whittaker                                    Date
      Title: Executive VP - General Counsel





Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see
   Instructions 4(b)(v).


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                   ATTACHMENT

Pursuant to Rules 16a-1(a)(3) and 16a-3(j) of the Securities Exchange Act of 1934 and General Instruction 4(b)(v) to Form 4, the undersigned hereby executes this attachment as a joint filer with respect to the foregoing Statement of Changes in Beneficial Ownership (Issuer Name and Ticker Trading Symbol - Crown Media Holdings, Inc.; CRWN; Date of Event Requiring Statement - 3/11/03; Designated Filer - Hallmark Cards, Incorporated) regarding certain shares of Class A Common Stock of Crown Media Holdings, Inc.


HALLMARK ENTERTAINMENT HOLDINGS, INC.
1325 Avenue of the Americas
New York, NY 10019

By:    /s/ Judith Whittaker
    --------------------------------
    Name:  Judith Whittaker
    Title: Vice President